FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Ste 110
Memphis, TN 38134

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

By: ______________________________
Name: Philip Harris
Title: Chief Financial Officer

Date: June 22, 2007

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2006 and 2005 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

June 22, 2007

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2006 and 2005

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

		2006		2005
Assets				
Investments at fair value (note 3):	$	8,059,937	$	7,239,717
Participant contributions		8,386		8,968
Employer contributions		3,721		4,342
Accrued dividends and interest		16,295		13,856
Total assets		8,088,339		7,266,883
Liabilities				
Payable for excess contributions		16,293		10,305
Net assets available for plan benefits	$	8,072,046	$	7,256,578

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 224,966	$ 28,546
Dividends	598,198	246,097
Interest on participant loans	18,901	15,295
Total investment income	842,065	289,938
Contributions:		
Participants	537,049	576,626
Employer	240,176	265,909
Total contributions	777,225	842,535
Total additions	1,619,290	1,132,473
Deductions from net assets attributed to:		
Benefits paid to participants	800,672	788,773
Loan fees (note 1)	3,150	2,900
Total deductions	803,822	791,673
Net increase	815,468	340,800
Net assets available for plan benefits at:		
Beginning of year	7,256,578	6,915,778
End of year	$ 8,072,046	$ 7,256,578

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), whose ultimate parent is General Electric Company (GE), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

The following brief description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Information concerning the Plan, including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund invests primarily in shares of GE common stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund
GE Moderate Allocation Fund
GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(c) GE Institutional International Equity Fund (formerly, GE International Equity Fund) – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Institutional Premier Growth Equity Fund (formerly, GE Premier Growth Equity Fund) -- The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(e) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar- denominated money market instruments.

(f) GE Institutional U.S. Equity (formerly, GE U.S. Equity Fund) – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(g) GE Institutional Income Fund (formerly GE Fixed Income Fund) – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Each year, participants may elect to contribute up to 17% of their compensation into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,000 and $14,000 in 2006 and 2005, respectively. For other participants, the 2006 and 2005 limits were generally $20,000 and $18,000, respectively.

Employer Contributions

The Company makes discretionary profit sharing contributions to the Employee Savings component of the Plan. During 2006 and 2005, the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no discretionary contributions in 2006 and 2005.

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in Company contributions after completion of one year plus an additional 20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited service.

Forfeitures

At December 31, 2006 and 2005 forfeited non-vested amounts (including unrealized appreciation) totaled $79,660 and $57,710, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. No forfeitures were used to reduce Company contributions or pay Plan expenses during 2006 and 2005. Earnings on forfeiture balances were $6,831 and $1,855 in 2006 and 2005, respectively. Additions to forfeiture balances were $15,118 and $18,538 in 2006 and 2005, respectively.

Withdrawals

Generally, contributions may not be withdrawn while employed by the Company prior to retirement age. No amounts attributable to Company matching, profit sharing or additional Company contributions may be withdrawn while a participant is employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of his or her contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum amount of nontaxable loans.

Upon obtaining the age of 65 and the termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Benefits may be deferred past age 65 at the participant's election, but not past the end of the year in which the participant reaches age 70½. For termination of service for other reasons, a participant (or a designated beneficiary) may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $1,000 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed the lessor of 50% of the participant's available account value, as defined in the Plan Document, or $50,000. The interest rate applicable to participant loans is 1% above the prime interest rate in effect as of the last business day before the month or prior to the month in which the loan is requested. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account. Loans are repaid with interest in equal payments over the term of the loan by payroll deductions.

In the event of a loan default, the Plan will report the outstanding loan balance as a withdrawal.

Participant Accounts

Each participant's account is credited with the participant's contribution, and allocation of the employer's contribution, if any, and earnings. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan are paid by the Company, with the exception of loan fees, which are paid from the participant's account. For the registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2006 and 2005:

		2006			2005	
Mutual funds:						
GE Institutional U.S. Equity Fund (formerly, GE U.S. Equity Fund)	$	2,174,610	*	$	1,978,116	*
GE Money Market Fund		1,256,828	*		1,202,447	*
GE Institutional Income Fund formerly GE Fixed Income Fund)		1,041,911	*		1,002,366	*
GE Moderate Allocation Fund		1,073,884	*		911,455	*
GE Institutional International Equity Fund (formerly, GE International Equity Fund)		921,473	*		728,308	*
Other		545,019	*		394,232	
Total mutual funds		7,013,725			6,216,924	
Common stock:						
GE Common Stock		716,433	*		723,397	*
Short-term investments:						
Cash and cash equivalents		39,179			40,907	
Participant loans		290,600			258,489	
Total investments	$	8,059,937		$	7,239,717	

*Investment option representing more than 5% of the Plan's net assets.

The Plan's investments appreciated (depreciated) as follows:

		2006		2005
GE Common Stock	$	61,421	$	(10,493)
Mutual funds		163,545		39,039
Total	$	224,966	$	28,546

Dividends for the years ended December 31, 2006 and 2005 were $598,198 and $246,097, respectively. Interest from participant loans for the years ended December 31, 2006 and 2005 was $18,901 and $15,295, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investments options including GE Common Stock Fund, and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which primarily investments in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends

(6) Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2002, that the Plan is qualified under the appropriate sections of the IRC. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so; the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4 I - Schedule of Assets (Held at End of Year)

As of December 31, 2006

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	39,179	$	39,179
*	GE Common Stock	Common stock	19,254		716,433
*	GE Money Market Fund	Mutual fund	1,256,828		1,256,828
*	GE Institutional Income Fund	Mutual fund	87,409		1,041,911
*	GE Institutional International Equity Fund	Mutual fund	44,153		921,473
*	GE Conservative Allocation Fund	Mutual fund	10,686		99,276
*	GE Moderate Allocation Fund	Mutual fund	91,628		1,073,884
*	GE Aggressive Allocation Fund	Mutual fund	19,049		243,066
*	GE Institutional Premier Growth Equity Fund	Mutual fund	7,951		202,677
*	GE Institutional U.S. Equity Fund	Mutual fund	77,637		2,174,610
*	Participant loans	102 loans to participants with interest rates of 5.00% to 9.25%	—		290,600
				$	8,059,937

* Represents a party in interest to the Plan, as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END